For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Acquires Three New PGM Projects

Coldwell Complex, Ontario

•

The Coldwell Complex is the largest composite alkaline intrusive complex in North America

•

Marathon PGM Corporation’s 68.1 million tonnes of PGE-Cu deposit is associated with the Eastern Border Gabbro unit of the Coldwell Complex

•

$900,000 exploration program commenced including prospecting, mapping, lake bottom geochemical sampling and geophysics

September 18, 2007, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) has completed the acquisition of three new PGM projects within the Alkaline Coldwell Intrusive Complex which hosts a number of PGE and Copper showings and occurrences. The three groups of 71 mineral claims (968 units or 38,270 acres) have been designated Coldwell West, Coldwell Central and Coldwell South. The projects are 100% owned by PFN and are centrally situated approximately 215 km north east of the city of Thunder Bay, 10 km north of the town of Marathon,  and 40 km west of the prolific Hemlo Gold Camp.

Initial exploration will focus on Gabbro suites of the Coldwell complex. Compilation of historical data along with prospecting, mapping, and lake bottom geochemical sampling surveys has been initiated in the Coldwell Complex.

PFN’s primary exploration target is the under explored extension of the mineralized Eastern Border Gabbro of the Coldwell Complex.  Intruding the Schreiber-Hemlo Greenstone belt, the Coldwell complex is 25 kilometres in diameter.  The Coldwell Complex is the largest composite alkaline intrusive complex in North America.

The PGE  and Copper mineralization in the Coldwell has been associated with the Eastern Border Gabbro unit which hosts Benton Resources Ltd ‘s Skipper Lake, Four Dam Lake occurrences within the Bermuda Property, as well as Marathon PGM Corporation’s PGE-Cu Project deposit of a NI 43-101 measured resource of 39.2 million tonnes containing 1.6 million ounces of PGM and gold and 285 million pounds of copper, and an indicated resource of 28.9 million tones containing 1.1 million ounces of PGM and gold and 178 million pounds of copper. (See Marathon PFM Corporation’s press release dated February 19, 2007).

Harry Barr, President & CEO of Pacific North West Capital stated, “Our objective is to significantly expand our PGM and Base Metals portfolios in North America”. PFN’s Vancouver and Ontario based technical teams are currently guiding the acquisition process and preparing for fall and winter exploration programs.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN  OTCBB.PAWEF  Frankfurt.P7J) is a North American industry leader in the search for Platinum Group Metals (PGMs) and Nickel.

Management’s corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production.  To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and Soquem.

In late 2004 PFN established a Nickel Division that is expanding and to date has an Option / Joint Venture in the Timmins Mining District with Xstrata.

An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.69 million on the project to date. In May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  The program was expanded to 4000 meters in June 2007.

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western hemisphere, recently purchased an initial 11% of PFN and has followed its position in two recent financings and currently has approximately 10% of the PFN.

PFN and Stillwater have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project. The Letter Agreement also provides for Stillwater to fund reconnaissance on other Alaskan PFN exploration projects with the provision for Stillwater to enter into an option/joint venture agreements on the Goodnews Bay Project and 1 or more of the reconnaissance projects in Alaska.

Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

Under the Reconnaissance Agreement, Stillwater may expend $500,000 in 2007 which will allow it to inspect several of PFN's proposed projects. In the event Stillwater elects to continue participating in one or more projects, they will be able to enter into one or more agreements identical to the Goodnews Bay. Pacific North West Capital is the project operator.

In addition, PFN is exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured resource is 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t) and an indicated resources of 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t),  212,800 ounces of platinum (0.30 g/t) and 39,000 ounces of gold (0.06 g/t) with an additional inferred resource of 2.39 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd) (PFN press release March 22, 2007) . The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. Management recently presented Anglo Platinum with the 2008 work program and budget.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.  The summer exploration program has begun on this project.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America more specifically in Labrador, Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The company has over $11 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	September 18, 2007